ANNUAL MEETING OF SHAREHOLDERS
of
KLONDEX MINES LTD. (the "Company")
June 15, 2016
REPORT OF VOTING RESULTS
National Instrument 51-102 - Continuous Disclosure Obligations
Section 11.3

Matters Voted Upon
Votes By Proxy
		Outcome of Vote	Votes For	Votes Withheld
1.	The election of the following directors:
	(a) Rodney Cooper	Elected	95,137,919 (99.87%)	128,402 (0.13%)
	(b) Mark J. Daniel	Elected	94,358,086 (99.05%)	908,235 (0.95%)
	(c) James Haggarty	Elected	94,463,108 (99.16%)	803,213 (0.84%)
	(d) Richard J. Hall	Elected	93,743,612 (98.40%)	1,522,709 (1.60%)
	(e) Paul Huet	Elected	95,136,980 (99.86%)	129,340 (0.14%)
	(f) William Matlack	Elected	93,466,380 (98.11%)	1,799,941 (1.89%)
	(g) Charles Oliver	Elected	94,761,113 (99.47%)	505,208 (0.53%)
	(h) Blair Schultz	Elected	93,464,107 (98.11%)	1,802,214 (1.89%)
		Outcome of Vote	Votes For	Votes Withheld
2.	Appointment of PricewaterhouseCoopers LLP, as auditors of the Company and authorizing the directors to fix their remuneration	Carried	96,887,161 (99.83%)	166,463 (0.17%)
		Outcome of Vote	Votes For	Votes Against
3.	Approval of the Company's share option and restricted share unit plan and of all unallocated entitlements thereunder.	Carried	86,579,692 (90.88%)	8,686,629 (9.12%)
4.	Approval of a non-binding advisory resolution on the Company's approach to executive compensation.	Carried	93,961,926 (98.63%)	1,304,395 (1.37%)